Amendment to the Bylaws of Chanticleer Holdings, Inc.

Set forth below is the amendment to the Bylaws of Chanticleer Holdings, Inc., a Delaware corporation, (the "Corporation") as in effect immediately prior to the effectiveness of this amendment:

Article II, Section 11

The last sentence of Article II, Section 11 shall be deleted in its entirety.

IN WITNESS WHEREOF, the undersigned certifies that the foregoing amendment to the Bylaws of the Corporation was approved by the Board of Directors, on May 14, 2008, in accordance with the Certificate of Incorporation of the Corporation, such Bylaws and the General Corporation Law of the State of Delaware, and were filed with the minutes of the Corporation, and therupon became effective, on May 21, 2008.

/s/ Susan Willis
Name:	Susan Willis
Title:	Secretary